UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number:  000-31225

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Pinnacle Financial Partners, Inc. 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

, INC.
150 3rd Avenue South, Suite 900, Nashville, Tennessee	37201
(Address of principal executive offices)	(Zip Code)

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To Audit Committee and Plan Participants of the
Pinnacle Financial Partners, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners, Inc. 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2014

Knoxville, Tennessee
June 28, 2023

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 AND 2021

	2022	2021
Assets
Investments, at fair value	$355,276,429	$414,735,632
Notes receivable from participants	4,356,431	3,993,851
Net assets available for benefits	$359,632,860	$418,729,483

See accompanying notes to the financial statements.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$(92,492,289)	$57,832,712
Interest and dividends	12,358,128	17,972,791
	(80,134,161)	75,805,503
Contributions:
Participants	26,897,680	21,682,248
Employer	13,632,234	10,984,866
Participant rollovers	6,536,477	7,646,835
	47,066,391	40,313,949

Interest income on notes receivable from participants	143,000	147,186
Other additions	103	3,584
Net (reductions) additions	(32,924,667)	116,270,222

Deductions from net assets attributed to:
Benefits paid to participants	26,152,787	24,818,681
Administrative expenses	19,169	17,825
Total deductions	26,171,956	24,836,506
Net (decrease) increase	(59,096,623)	91,433,716

Net assets available for benefits:
Beginning of year	418,729,483	327,295,767
End of year	$359,632,860	$418,729,483

See accompanying notes to the financial statements.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

(1) Plan Description:

The following description of the Pinnacle Financial Partners, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all eligible employees of Pinnacle Bank (the "Plan Sponsor") and its subsidiaries who are employed during such plan year and are age twenty-one or older ("participants").  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may contribute up to 50% of pretax annual eligible compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan.  Participants may also make contributions on an after-tax basis (Roth 401(k)), subject to the same internal revenue code limits when combined with their pretax contributions.  Eligible compensation is defined as all income excluding fringe benefit income and income from stock appreciation rights, nonqualified stock options, equity-based compensation and bonuses except for incentive bonuses, unless the participant elects otherwise.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds and Pinnacle Financial Partners, Inc. common stock.

The Plan Sponsor matches up to 4% of a participant's eligible contribution to the Plan on a per pay period basis. Additionally, the Plan Sponsor may elect to make a discretionary contribution to the Plan. During 2022 and 2021, no discretionary contribution was made to the Plan by the Plan Sponsor. The Plan Sponsor's contributions are invested according to the investment options chosen by the participants.

Participant Accounts:  Each participant's account is credited (charged) with the participant's and Plan Sponsor's contributions and allocations of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  Vesting in participants' and the Plan Sponsor's contributions plus actual earnings or losses thereon is immediate.

Notes Receivable from Participants:  A participant may receive a loan based on the loan program set forth by the Plan. Active participants may borrow a minimum of $1,000 up to 50% of the vested portion of their accounts, subject to a $50,000 maximum. Loans are secured by the applicable participant's account. Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained. The loan interest rate, determined monthly, is set at the Prime rate. Current loans bear interest at fixed rates between 3.25% and 7.00% as of December 31, 2022.

Operating Expenses: Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and processing of distributions are charged directly to applicable participants' accounts.  Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than a direct payment from the Plan.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan permits distributions in the event of a hardship, as defined in the plan agreement. These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than age 59 1/2. Hardship withdrawals are limited to the participant's elective account balance.

Other: Plan assets are held in trust by Capital Bank & Trust (the "Trustee").

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

(2) Summary of Significant Accounting Policies:

Basis of Accounting:  The financial statements of the Plan are prepared on the accrual basis of accounting.

Estimates:  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan's investment committee determines the Plan's valuation policies utilizing information provided by the investment advisor and Trustee. The Plan's investments are stated at fair value. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are measured on a trade-date basis. Net change in fair value of investments includes realized gains and losses on investments that were bought and sold during the period as well as unrealized appreciation or depreciation of the investments held at the end of the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants:  Notes receivable from participants are recorded at their unpaid principal plus accrued but unpaid interest balances. Related application fees are expensed as they are incurred. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

Payment of Benefits:  Benefits are recorded when paid.

Subsequent Events: The Plan Sponsor acquired Advocate Capital Inc. (Advocate) in 2019. The Advocate Capital Inc. 401(k) Plan was merged into the Plan on January 1, 2023, transferring net assets of $3,259,131. With this merger of plans, the Plan Sponsor also modified its Plan document effective January 1, 2023 to remove the minimum and maximum per period deferral limits. Other than those mentioned, the Plan Sponsor has evaluated all events or transactions that occurred after December 31, 2022 through the date of the issued financial statements.

(3) Administration of Plan Assets:

The Plan's assets are held by the Trustee of the Plan.  Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officer or employee receives compensation from the Plan.

(4) Investments:

Investments are comprised of the following as of December 31, 2022 and 2021:

	2022	2021
Mutual funds	$273,866,362	$312,808,599
Pinnacle Financial Partners, Inc. common stock	81,410,067	101,927,033
	$355,276,429	$414,735,632
(5) Related Party and Party-In-Interest Transactions:

At December 31, 2022 and 2021, the Plan held 1,109,129 and 1,067,299 shares, respectively, of Pinnacle Financial Partners, Inc's common stock. During 2022 and 2021, purchases of Pinnacle Financial Partners, Inc.'s common stock by the Plan totaled $9,847,560 and $7,469,392, respectively. During 2022 and 2021, sales of Pinnacle Financial Partners, Inc.'s common stock by the Plan totaled $6,590,024 and $33,091,477, respectively.

Also, certain Plan investments are shares of mutual funds managed by American Funds. The platform to administer the Plan is operated and maintained by American Funds and, therefore, the transactions qualify as party-in-interest transactions. The Plan paid expenses to service providers and holds notes receivable from participants which also qualify as party-in-interest transactions.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

(6) Fair Value of Financial Instruments:

Financial Accounting Standard Board Accounting Standards Codification (ASC) 820-10 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants.  ASC 820-10 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities as follows:

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Plan holds mutual funds and common stock with total fair value at December 31, 2022 and 2021 of $355,276,429 and $414,735,632, respectively, which are measured as Level 1 assets.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 assets at December 31, 2022 and 2021.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Plan has no Level 3 assets at December 31, 2022 and 2021.

For investments, if available, quoted market prices are used to value investments. Many factors are considered in arriving at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Common stock is valued at quoted market prices which approximate fair value. There have been no changes in methodologies used at December 31, 2022 and 2021.

(7) Tax Status:

The "Basic Plan Document" was developed by the Plan's Trustee and submitted to the Internal Revenue Service (IRS) for qualifications as a "pre-approved" plan. In its letter dated June 30, 2020, the IRS opined that the form of this pre-approved plan is acceptable under Internal Revenue Code Section 401(k) for use by employers for the benefit of their employees. Although a determination letter has not been requested specifically for this Plan, the Plan's Trustee believes that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8) Plan Termination:

The Plan Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code. Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the Plan.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

(9) Risks and Uncertainties:

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(10) Concentration:

At December 31, 2022 and 2021, approximately 23% and 24%, respectively, of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock.  A significant change in the stock price would have a significant effect on the financial statements.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022
EIN #62-1829917
Plan #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Investments:
*	Pinnacle Financial Partners, Inc.	Common Stock	**	$81,410,067
	Mutual Funds:		**
*	American Funds	2010 Target Date Fund R6	**	1,785,650
*	American Funds	2015 Target Date Fund R6	**	2,881,758
*	American Funds	2020 Target Date Fund R6	**	9,225,922
*	American Funds	2025 Target Date Fund R6	**	25,104,114
*	American Funds	2030 Target Date Fund R6	**	26,013,684
*	American Funds	2035 Target Date Fund R6	**	23,664,982
*	American Funds	2040 Target Date Fund R6	**	20,460,802
*	American Funds	2045 Target Date Fund R6	**	20,413,230
*	American Funds	2050 Target Date Fund R6	**	10,264,145
*	American Funds	2055 Target Date Fund R6	**	4,084,813
*	American Funds	2060 Target Date Fund R6	**	1,087,839
*	American Funds	2065 Target Date Fund R6	**	386,415
*	American Funds	US Gov't Money Market R6	**	16,413,051
*	American Funds	Europacific GR R6	**	6,395,121
*	American Funds	New Perspective R6	**	1,935,258
*	American Funds	New World Fund R6	**	1,662,269
*	American Funds	Small Cap World Fund R6	**	3,567,858
*	American Funds	American Mutual R6	**	2,650,050
*	American Funds	American Balanced R6	**	15,275,414
*	American Funds	Capital World Growth & Income R6	**	8,182,364
*	American Funds	Bond Fund of America R6	**	99,780
	Fidelity	500 Index	**	5,642,054
	Franklin	Small - Mid Cap Growth R6	**	1,304,101
	Morgan Stanley	Inst Capital Growth I	**	3,988,697
	Victory Sycamore	Established Value R6	**	8,901,396
	Vanguard	Growth Index- Admiral	**	19,536,772
	Vanguard	Real Estate Index Admiral	**	1,031,957
	Vanguard	Small Cap Value Index Admiral	**	2,996,302
	Vanguard	Total Bond Market Index Admiral	**	5,683,269
	Vanguard	Value Index - Admiral	**	7,650,401
	PIMCO	Int Bond (USD-Hedged) Inst	**	1,396,375
	Lord Abbett	Developing Growth R6	**	3,992,779
	T. Rowe Price	U.S. Equity Research I	**	10,187,740
				355,276,429
*	Participant loans		Notes, interest rate of between 3.25% and 7.00% due 1/2023 - 3/2052	4,356,431
	Total			$359,632,860
_____________________
* Party-in-interest to the Plan
** Not required for participant directed plans

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC. 401(K) PLAN

/s/ Harold R. Carpenter
Harold R. Carpenter
June 28, 2023	Chief Financial Officer